EXHIBIT (a)(1)(ix)
Guide for Plan Participants on Tendering Liberty Global Shares
      The following Questions & Answers address the procedures for participants of the Liberty Global 401(k) Savings Plan Puerto Rico regarding the tender offer by Liberty Global, Inc. The terms and conditions of this offer are set forth in the Offer to Purchase dated May 18, 2006.
      Please read this Q&A and the Offer to Purchase carefully because they contain important information. If you have any questions specifically about the tender offer, please contact the Information Agent:
D. F. King & Co., Inc.
48 Wall Street
22nd Floor
New York, New York 10005
1-800-347-4750

1.	How do I tender my shares in the Liberty Global 401(k) Savings Plan Puerto Rico?
      Only Mid-Atlantic Trust Company, as custodian of the stock, can tender shares on your behalf after they receive your instructions. To instruct Mid-Atlantic to tender your shares, you will need to complete the attached Tender Offer Instruction Form and fax it back to Caribbean Pension Consultants, Inc. (CPC) to the number on the form. If you have any questions regarding this form, please contact Enid Marcus at (561) 392-5149.

2.	How long do I have to tender my shares in the tender offer?
      Your direction must be received at CPC by 12:00 p.m. Eastern Time on Friday, June 9, 2006, unless the tender offer timeframe is extended. Please note that this date is 4 business days before the regularly scheduled expiration of the tender offer.

3.	Where will the proceeds of my tendered shares be invested?
      You have the option to invest the proceeds in the Fidelity Money Market Fund or according to your current investment elections. If you fail to make an election on the Tender Offer Instruction Form or if you currently have no investment elections, your proceeds will be automatically allocated in the Fidelity Money Market Fund.

4.	What if I decide to withdraw my direction?
      You have the option to withdraw your direction by calling Enid Marcus at (561) 392-5149. You must do so before 12:00 p.m. Eastern Time on Friday, June 9, 2006, unless the expiration date of the tender offer has been extended.

5.	Will there be any limitations on transactions if I decide to tender my shares?
      Upon receipt of your direction to tender shares, a pending transaction will be posted to your account to isolate the shares that will be tendered on your behalf. As a result, you will not be able to process any additional transactions (including fund transfers, loans or withdrawals) beginning on the date you make an election to tender, and continuing until the shares have been tendered and the proceeds have been credited to your account. This is referred to as a freeze or blackout period. We expect that this limitation may last approximately two weeks following the conclusion of the tender offer. (Please note that if you withdraw your election to tender prior to 12:00 p.m. Eastern Time on Friday, June 9, 2006, this freeze will be lifted.) New contributions made to the plan will not be affected by this limitation. You can call Enid Marcus at (561) 392-5149 to obtain updated information on the status of this limitation.

      During the period of the freeze, you will be unable to direct or diversify the assets in your account. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the freeze period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the freeze period. Be aware that if you elect to tender some but not all of your shares, you will not be able direct the sale of the remaining shares until the end of the freeze period.
      The period of the freeze is considered a “blackout period” under the United States federal law. Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. In this case, the tender offer was publicly announced on May 16, 2006 and is scheduled to end on June 15, 2006. The plan trustee requires that in order to process tender directions the blackout period must begin on the date that a participant delivers a notice of intent to tender shares. As the administratively required blackout period for the plan will begin less than 30 days after this notice, it was not possible to give you notice at least 30 days in advance of the commencement of the blackout period. If you have any questions concerning this notice, you should contact the Liberty Global, Inc., c/o Michelle Keist, 12300 Liberty Boulevard, Englewood, Colorado 80112, (303) 220-6600.
You can access additional information regarding your Liberty Global Stock via the participant website (www.cpcpac.com).

Liberty Global, Inc. 401(k) Savings Plan Puerto Rico
Tender Offer Instruction Form
EMPLOYEE INFORMATION
Name:

First                                        Middle                                        Last
Social Security Number:

TENDER OFFER INSTRUCTIONS
      I authorize Mid Atlantic Trust Company to tender the following number of shares of Liberty Global Stock on my behalf. These instructions will remain in effect unless I decide to withdraw my direction prior to the cut off date.
______________________________ Shares*

*	This number cannot exceed your current share balance in the Liberty Global Stock.
INVESTMENT OF PROCEEDS
      Check only one of the following options:
      1.  ______________________________ Allocate proceeds according to my current elections.
      2.  ______________________________ Allocate proceeds in the Fidelity Money Market Fund.

      I hereby authorize the instructions provided above.

Signature of Participant	Date
Please fax the form by 12:00 p.m. ET, June 9, 2006 to:
Caribbean Pension Consultants, Inc.
Enid Marcus
Fax: (561) 392-6559